                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                  For the fiscal year ended December 31, 1997

                        Commission file number 001-12335

                    Galesburg Hourly Employee Savings Trust
                                  401(k) Plan

                          Butler Manufacturing Company
                                   BMA Tower
                                Penn Valley Park
                             Kansas City, MO 64108

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Trustees
Butler Manufacturing Company
Galesburg Hourly Employee Savings Trust
Galesburg, Illinois

We have audited the accompanying statements of net assets available for benefits of the Butler Manufacturing Company Galesburg Hourly Employee Savings Trust as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Butler Manufacturing Company Galesburg Hourly Employee Savings Trust as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes, and (2) reportable transactions as of or for the year ended December 31, 1997, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                          /S/ McGLADREY & PULLEN, LLP



Galesburg, Illinois
June 9, 1998

BUTLER MANUFACTURING COMPANY
  GALESBURG HOURLY EMPLOYEE SAVINGS TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997 AND 1996




1997
------------------------------------------------------------------------------------------------------------------------
                                                                                FIDELITY     FIDELITY         FIDELITY
                                          BUTLER      FIDELITY     FIDELITY     EQUITY-      INTERNATIONAL    ASSET
                                          STOCK       PURITAN      MAGELLAN     INCOME       GROWTH &         MANAGER
ASSETS                                    FUND        FUND         FUND         FUND         INCOME FUND      FUND
------------------------------------------------------------------------------------------------------------------------
Investments, at fair value or values
 quoted by the trust:
   Shares of registered
         investment companies           $   74,851   $  808,721   $1,030,032   $  498,086   $  88,685      $  16,548
   Shares of common/collective trusts         --           --           --           --          --             --
   Participant notes receivable               --           --           --           --          --             --
                                        ----------   ----------   ----------   ----------   ---------      ---------
                                            74,851      808,721    1,030,032      498,086      88,685         16,548

Receivables:
   Participants' contributions                --           --           --           --          --             --
                                        ----------   ----------   ----------   ----------   ---------      ---------

                NET ASSETS AVAILABLE
                FOR BENEFITS            $   74,851   $  808,721   $1,030,032   $  498,086   $  88,685      $  16,548
                                        ==========   ==========   ==========   ==========   =========      =========



------------------------------------------------------------------------------------------------------------------------------------
                                           FIDELITY      FIDELITY    FIDELITY
                                           ASSET         ASSET       RETIREMENT   FIDELITY
                                           MANAGER       MANAGER     MONEY        MANAGED
                                           GROWTH        INCOME      MARKET       INCOME      PARTICIPANT
ASSETS                                     FUND          FUND        PORTFOLIO    PORTFOLIO   NOTES          OTHER        TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
Investments, at fair value or values
 quoted by the trust:
   Shares of registered
         investment companies             $   33,195   $   19,821   $  499,402    $    --     $     --     $      --    $3,069,341
   Shares of common/collective trusts           --           --           --        427,910         --            --       427,910
   Participant notes receivable                 --           --           --           --       148,153           --       148,153
                                          ----------   ----------   ----------    ---------  ----------    ----------    ---------
                                              33,195       19,821      499,402      427,910     148,153          --      3,645,404

Receivables:
   Participants' contributions                  --           --           --           --          --          76,515       76,515
                                          ----------   ----------   ----------    ---------  ----------    ----------    ---------

                NET ASSETS AVAILABLE
                FOR BENEFITS              $   33,195   $   19,821   $  499,402    $ 427,910   $ 148,153    $   76,515   $3,721,919
                                          ==========   ==========   ==========    =========   =========    ==========   ==========

See notes to financial statements

BUTLER MANUFACTURING COMPANY
  GALESBURG HOURLY EMPLOYEE SAVINGS TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS (CONTINUED)
DECEMBER 31, 1997 AND 1996



1996
------------------------------------------------------------------------------------------------------------------------------
                                                                                  FIDELITY     FIDELITY           FIDELITY
                                             BUTLER       FIDELITY    FIDELITY     EQUITY-     INTERNATIONAL      ASSET
                                             STOCK        PURITAN     MAGELLAN     INCOME      GROWTH &           MANAGER
ASSETS                                       FUND         FUND        FUND         FUND        INCOME FUND        FUND
------------------------------------------------------------------------------------------------------------------------------
Investments, at fair value or values
 quoted by the trust:
   Shares of registered
      investment companies                 $   34,161   $  528,748   $  662,820   $  308,892   $   66,348         $    8,372
   Shares of common/collective trusts            --           --           --           --           --                 --
   Participant notes receivable                  --           --           --           --           --                 --
                                           ----------   ----------   ----------   ----------   ----------         ----------
                                           $   34,161   $  528,748   $  662,820   $  308,892   $   66,348         $    8,372

Receivables:
   Participants' contributions                   --           --           --           --           --                 --
                                           ----------   ----------   ----------   ----------   ----------         ----------

                    NET ASSETS AVAILABLE
                    FOR BENEFITS           $   34,161   $  528,748   $  662,820   $  308,892   $   66,348         $    8,372
                                           ==========   ==========   ==========   ==========   ==========         ==========


------------------------------------------------------------------------------------------------------------------------------------
                                          FIDELITY       FIDELITY    FIDELITY
                                          ASSET          ASSET       RETIREMENT    FIDELITY
                                          MANAGER        MANAGER     MONEY         MANAGED
                                          GROWTH         INCOME      MARKET        INCOME       PARTICIPANT
                                          FUND           FUND        PORTFOLIO     PORTFOLIO    NOTES           OTHER       TOTAL
------------------------------------------------------------------------------------------------------------------------------------

Investments, at fair value or values
 quoted by the trust:
   Shares of registered
      investment companies                 $   15,521   $    9,720   $  391,590   $     --     $     --     $     --     $2,026,172
   Shares of common/collective trusts            --           --           --        353,221         --           --        353,221
   Participant notes receivable                  --           --           --           --         61,032         --         61,032
                                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                               15,521        9,720      391,590      353,221       61,032         --      2,440,425

Receivables:
   Participants' contributions                   --           --           --           --           --         51,851       51,851

                                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
                    NET ASSETS AVAILABLE
                    FOR BENEFITS           $   15,521   $    9,720   $  391,590   $  353,221   $   61,032   $   51,851   $2,492,276
                                           ==========   ==========   ==========   ==========   ==========   ==========   ==========




See notes to financial statements

BUTLER MANUFACTURING COMPANY
   GALESBURG HOURLY EMPLOYEE SAVINGS TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1997




                                              1997
------------------------------------------------------------------------------------------------------------------------------------

                                                                                       FIDELITY     FIDELITY            FIDELITY
                                               BUTLER       FIDELITY     FIDELITY      EQUITY-      INTERNATIONAL       ASSET
                                               STOCK        PURITAN      MAGELLAN      INCOME       GROWTH &            MANAGER
                                               FUND         FUND         FUND          FUND          INCOME FUND        FUND
------------------------------------------------------------------------------------------------------------------------------------
Investment Income:
     Net appreciation (depreciation)
        in fair value of investments           $ (9,101)   $   68,985   $  125,191      $ 74,547       $  (352)           $   981
     Interest and dividends                         680        60,363       63,594        26,292         5,228              1,361
                                               --------    ----------   ----------      --------       -------            -------
                                                 (8,421)      129,348      188,785       100,839         4,876              2,342
Participants' contributions                      13,653       134,101      176,392        88,055        32,356              4,997
Employer contributions                            2,418        22,630       31,583        14,859         6,417                689
                                               --------    ----------   ----------      --------       -------            -------
                    TOTAL ADDITIONS               7,650       286,079      396,760       203,753        43,649              8,028
                                               --------    ----------   ----------      --------       -------            -------

Benefits paid:
     Cash payments                                 --          11,396       23,278         8,917         1,452                129
     Transfers to another
        employer sponsored plan                      93         2,762        1,856         2,658         1,845               --
     Administrative expenses                        676         3,775        1,747           264           140                 26
                                               --------    ----------   ----------      --------       -------            -------
                    TOTAL DEDUCTIONS                769        17,933       26,881        11,839         3,437                155
                                               --------    ----------   ----------      --------       -------            -------

                     NET INCREASE PRIOR TO
                      INTERFUND TRANSFERS         6,881       268,146      369,879       191,914        40,212              7,873

     Interfund transfers                         33,809        11,827       (2,667)       (2,720)      (17,875)               303
                                               --------    ----------   ----------      --------       -------            -------

                    NET INCREASE(DECREASE)       40,690       279,973      367,212       189,194        22,337              8,176
     Net assets available for benefits:

          Beginning of year                      34,161       528,748      662,820       308,892        66,348              8,372
                                               --------    ----------   ----------      --------       -------            -------
          End of year                          $ 74,851    $  808,721   $1,030,032      $498,086       $88,685            $16,548
                                               ========    ==========   ==========      ========       =======            =======


------------------------------------------------------------------------------------------------------------------------------------
                                            FIDELITY     FIDELITY     FIDELITY
                                            ASSET        ASSET        RETIREMENT   FIDELITY
                                            MANAGER      MANAGER      MONEY         MANAGED
                                            GROWTH       INCOME       MARKET        INCOME       PARTICIPANT
                                            FUND         FUND         PORTFOLIO     PORTFOLIO    NOTES          OTHER       TOTAL
------------------------------------------------------------------------------------------------------------------------------------
Investment Income:
     Net appreciation (depreciation)
        in fair value of investments         $  1,814     $   708    $    --      $     --       $   --        $  --     $  262,773
     Interest and dividends                     3,453       1,197       23,100        22,027        9,122         --        216,417
                                             --------     -------    ---------    ----------     --------      -------   ----------
                                                5,267       1,905       23,100        22,027        9,122         --        479,190
Participants' contributions                     9,084       5,965      105,879        80,959         --         76,515      727,956
Employer contributions                          1,629       1,030       20,894        16,187         --           --        118,336
                                             --------     -------    ---------    ----------     --------      -------   ----------
                    TOTAL ADDITIONS            15,980       8,900      149,873       119,173        9,122       76,515    1,325,482
                                             --------     -------    ---------    ----------     --------      -------   ----------

Benefits paid:
     Cash payments                                468       1,409       18,273        10,944         --           --         76,266
     Transfers to another
        employer sponsored plan                  --          --          2,444            55         --           --         11,713
     Administrative expenses                       55        --            836           341         --           --          7,860
                                             --------     -------    ---------    ----------     --------      -------   ----------
                    TOTAL DEDUCTIONS              523       1,409       21,553        11,340         --           --         95,839
                                             --------     -------    ---------    ----------     --------      -------   ----------

                     NET INCREASE PRIOR TO
                      INTERFUND TRANSFERS      15,457       7,491      128,320       107,833        9,122       76,515    1,229,643

     Interfund transfers                        2,217       2,610      (20,508)      (33,144)      77,999      (51,851)       --
                                             --------     -------    ---------    ----------     --------      -------   ----------

                    NET INCREASE(DECREASE)     17,674      10,101      107,812        74,689       87,121       24,644    1,229,643
     Net assets available for benefits:
          Beginning of year                    15,521       9,720      391,590       353,221       61,032       51,851    2,492,276
                                             --------     -------    ---------    ----------     --------      -------   ----------

          End of year                        $ 33,195     $19,821    $ 499,402    $  427,910     $148,153      $76,515   $3,721,919
                                             ========     =======    =========    ==========     ========      =======   ==========




See notes to financial statements.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Valuation of investments: The Plan's investments are stated at fair value or values quoted by the trust. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Shares of common/collective investment trusts are valued at the purchase or redemption price of the shares of participation as determined by Fidelity Management Trust Company and are based on the quoted market value of the investments in the trust. Participant notes receivable are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of benefits:  Benefits are recorded when paid.

Accounting estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. PLAN DESCRIPTION

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering all union hourly employees of Butler Manufacturing Company in Galesburg who have four months of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974(ERISA).

Contributions: Each year, participants may contribute up to 15% of their compensation including overtime and bonuses. For 1997, the maximum dollar contribution amount allowed under the Internal Revenue Code was $9,500. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Butler Manufacturing Company may make discretionary matching contributions in an amount up to 25% of the first 6% that a participant contributes to the plan.

Participant accounts: Each participant's account is credited with the participant's contributions and allocations of, (a) the Company's contribution; and (b) plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting: Participants are immediately vested in their voluntary contributions and employer contributions, plus actual earnings thereon.

Investment options: Upon enrollment in the Plan, a participant may direct contributions in one percent increments in any of ten investment options.

NOTE 2. PLAN DESCRIPTION

- Butler Stock Fund - Funds are invested primarily in shares of the common stock of Butler Manufacturing Company with, 3.5% to 6.5% of the fund invested in short-term liquid investments maintained by Fidelity.

- Fidelity Puritan Fund - Funds are invested in a broadly diversified portfolio of domestic and foreign common stocks, preferred stocks and bonds, including lower-quality, high-yield debt securities.

- Fidelity Magellan Fund - Funds are invested in the stocks of both well-known and lesser known companies with potentially above-average growth potential and a corresponding higher level of risk.

- Fidelity Equity-Income Fund - Funds are invested primarily in income-producing equity securities (common and preferred stocks) but can also invest in bonds and convertible securities.

- Fidelity International Growth & Income Fund - Funds are invested principally in foreign securities. The majority of the fund is normally invested in equity securities selected primarily on the basis of their capital growth potential. These assets are usually invested in six or more countries including the United States. At least 25 percent of the Fund's total assets are normally invested in bonds for income.

- Fidelity Asset Manager Fund - Funds are invested in domestic and foreign (including emerging markets which involve greater risks) equities, bonds and short-term instruments. The Fund's neutral mix is normally 20 percent of total asset in short-term instruments, 40 percent in intermediate to long-term bonds and 40 percent in equity securities.

- Fidelity Asset Manager: Growth Fund - Funds are invested in domestic and foreign (including emerging markets which involve greater risks) stocks, bonds and short-term instruments. The Fund's neutral asset allocation would consist of approximately 65 percent stocks, 30 percent bonds and 5 percent short-term instruments.

- Fidelity Asset Manager: Income Fund - Funds are invested in domestic and foreign stocks (including emerging markets which involve greater risks), bonds and short-term instruments. The Fund's neutral asset mix is approximately 50 percent short-term instruments, 30 percent bonds and 20 percent stocks.

- Fidelity Retirement Money Market Portfolio - Funds are invested in high quality, short-term money market securities of U.S. and foreign issuers.

- Fidelity Managed Income Portfolio - Funds are invested in investment contracts offered by major insurance companies and other approved financial institutions and short-term instruments to provide for liquidity needs.

Participants may change their investment options at any time pursuant to procedures established by the Administrative Committee.

Participant notes receivable: Participants may borrow from their participant accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant notes fund. Loan terms range from 1-5 years or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate as determined by the Plan administrator. The interest rate on outstanding participant loans is presently nine percent. Principal and interest is paid ratably through payroll deductions.

Payment of benefits: On termination of service, a participant receives a lump-sum distribution in cash or in kind, as elected by the participant, equal to the value of his or her account.

Withdrawals: Participants may, while employed, withdraw amounts from their account, provided the withdrawal is approved by the Administrative Committee and the withdrawal is for a hardship.

NOTE 3. RELATED PARTY TRANSACTIONS

Fidelity Management Trust Company is a trustee as defined by the Plan. Fidelity Management Trust Company is an affiliate of FMR Corp., which is the parent of Fidelity Management Research Company. Certain Plan investments are shares of registered investment companies and shares of common/collective trusts managed by Fidelity Management & Research Company. Therefore, these investments qualify as party-in-interest. Fees paid by the Plan for the investment management services are reported as administrative expenses in the accompanying financial statements.

NOTE 4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will receive distributions of the full value in their accounts.

NOTE 5. ASSETS HELD BY TRUSTEE

The Plan's investments are held by Fidelity Management Trust Company.

NOTE 6. INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated December 22, 1994, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since it was submitted to the Internal Revenue Service. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

BUTLER MANUFACTURING COMPANY
   GALESBURG HOURLY EMPLOYEE SAVINGS TRUST

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997




                                                              NUMBER OF
DESCRIPTION OF INVESTMENTS                                    SHARES           COST             CURRENT VALUE
----------------------------------------------------------------------------------------------------------------
Shares of registered investment companies:
     Butler Stock Fund                                         8,092.011     $    5,533         $     74,851
     Fidelity Puritan Fund                                    41,729.687         32,223              808,721
     Fidelity Magellan Fund                                   10,811.713         71,223            1,030,032
     Fidelity Equity-Income Fund                               9,503.652         54,107              498,086
     Fidelity International Growth & Income Fund               4,501.791          4,486               88,685
     Fidelity Asset Manager Fund                                 901.817            460               16,548
     Fidelity Asset Manager:  Growth Fund                      1,796.246            761               33,195
     Fidelity Asset Manager: Income Fund                       1,627.325            190               19,821
     Fidelity Retirement Money Market Portfolio              499,402.030        499,402              499,402
Shares of common/collective trusts:
     Fidelity Managed Income Portfolio                       427,909.810        427,910              427,910
Participant loans, 9%                                                                                148,153

BUTLER MANUFACTURING COMPANY
   GALESBURG HOURLY EMPLOYEE SAVINGS TRUST

ITEM 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1997


                                                                                                         CURRENT
DESCRIPTION OF ASSET FOR                                                      EXPENSE                    VALUE OF
TRANSACTIONS INVOLVING MORE                                                   INCURRED                   ASSET ON
THAN 5 PERCENT OF THE                         PURCHASE    SELLING   LEASE     WITH            COST OF    TRANSACTION     NET
BEGINNING PLAN ASSETS                         PRICE       PRICE     RENTAL    TRANSACTION     ASSET      DATE            GAIN(LOSS)
---------------------------------------------------------------------------------------------------------------------------------
Shares of registered investment
  companies:
  Fidelity Puritan Fund                      $ 260,006    $ 49,017  $   --      $  --         $304,894    $309,023       $  4,129
  Fidelity Magellan Fund                       318,643      76,622      --         --          385,262     395,265         10,003
  Fidelity Equity-Income Fund                  172,898      58,252      --         --          222,485     231,150          8,665
  Fidelity Retirement Money Market Portfolio   166,703      58,891      --         --          225,594     225,594           --
Shares of common/collective
  trusts:
  Fidelity Managed Income Portfolio            135,572      60,883      --         --          196,455     196,455           --

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                   Galesburg Hourly Employee Savings Trust




Date: June 29, 1998              By: /S/ John J. Holland
     ---------------                --------------------------------------
                                         John J. Holland, Member of
                                         the Administrative Committee

                                 EXHIBIT INDEX


EXHIBIT
NUMBER              DESCRIPTION
-------             -----------
23                  CONSENT OF INDEPENDENT ACCOUNTANT